BNY Hamilton Funds, Inc. (the "Fund")
Exhibit 77Q1(b)
811-6654

Fund Reorganization

On February 22, 2002, the funds listed below (each an "Acquiring Fund"), acquired the assets and liabilities of the funds listed below (each an "Acquired Fund"), pursuant to a plan of reorganization approved by the Acquired Fund's shareholders. Shareholders of the Acquired Funds received shares of the Acquiring Fund equal to the net asset value of their investment. Accordingly, the acquiring fund realized no gain or loss or change in net asset value related to the acquisition. The number and value of shares issued by the Acquiring Fund are included in the Statements of Changes in Net Assets.